Exhibit 99.5

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended June 30, 2019

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Q1 Fiscal Year 2020 Highlights	2
3.	Operating Review	3
4.	Investment in New Pacific Metals Corp. (“NUAG”)	8
5.	First Quarter Fiscal 2020 Financial Results	10
6.	Liquidity and Capital Resources	12
7.	Financial Instruments and Related Risks	13
8.	Off-Balance Sheet Arrangements	15
9.	Transactions with Related Parties	15
10.	Alternative Performance (Non-IFRS) Measures	16
11.	Critical Accounting Policies and Estimates	18
12.	New Accounting Standards	19
13.	Other MD&A Requirements	20
14.	Outstanding Share Data	20
15.	Risks, Uncertainties, and Contingencies	21
16.	Disclosure Controls and Procedures	24
17.	Directors and Officers	25
Forward Looking Statements		25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2019 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2019, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2019, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2019. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 10 of this MD&A.

This MD&A is prepared as of August 7, 2019 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or unless otherwise stated. Figures may not add up precisely due to rounding.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of mineral properties. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. Silvercorp is a primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

2.	Q1 Fiscal Year 2020 Highlights

  Ore production up 9% compared to the prior year quarter;

  Silver produced and sold up 27% to approximately 1.9 million ounces, gold produced and sold up 43% to 1,000 ounces, lead produced and sold up 20% to 17.8 million pounds, and zinc produced and sold up 15% to 7.3 million pounds, compared to the prior year quarter;

  Revenue up 1% to $45.6 million compared to $45.1 million in the prior year quarter, primarily due to the increase in metals sold and offset by 6% decrease in silver, 25% decrease in lead, and 40% decrease in zinc realized selling prices;

  Net income attributable to equity shareholders of $12.6 million, or $0.07 per share, compared to $10.9 million or $0.06 per share in the prior year quarter;

  Cash production cost per tonne of ore processed1 of $68.85, compared to $69.05 in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.17, compared to negative $7.54 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $5.69, compared to $0.41 in the prior year quarter;

  Cash flow from operations of $19.9 million, compared to $21.1 million in the prior year quarter;

  Paid dividend of $2.1 million, or $0.0125 per share, to equity shareholders; and,

  Strong balance sheet with $121.0 million in cash and cash equivalents and short-term investments, an increase of $5.7 million or 5% compared to March 31, 2019.

____________________
1 Non-IFRS measure. Please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Review

(a) Consolidated operation performance

The following table summarizes the consolidated operational information for the three months ended June 30, 2019 and 2018:

Consolidated	Three months ended June 30,
	2019	2018	Changes
Production Data
Mine Data
Ore Mined (tonne)	257,392	236,697	9%
Ore Milled (tonne)	259,542	237,740	9%

Head Grades
Silver (gram/tonne)	254	242	5%
Lead (%)	3.7	3.4	10%
Zinc (%)	1.7	1.7	0%

Recovery Rates
Silver (%)	93.5	93.4	0%
Lead (%)	94.8	95.1	0%
Zinc (%)	75.7	72.3	5%

Cost Data
+ Mining cost per tonne of ore mined ($)	77.40	74.39	4%
Cash mining cost per tonne of ore mined ($)	55.45	54.47	2%
Depreciation and amoritzation charges per tonne of ore mined ($)	21.95	19.92	10%

+ Unit shipping costs ($)	2.77	2.85	-3%

+ Milling costs per tonne of ore milled ($)	12.49	14.16	-12%
Cash milling costs per tonne of ore milled ($)	10.63	11.73	-9%
Depreciation and amoritzation charges per tonne of ore milled ($)	1.86	2.43	-23%

+ Cash production cost per tonne of ore processed ($)	68.85	69.05	0%
+ All-in sustaining cost per tonne of ore processed ($)	120.16	112.67	7%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(2.17)	(7.54)	-71%
+ All-in sustaining cost per ounce of silver, net of by-product credits ($)	5.69	0.41	1288%

Concentrate inventory
Lead concentrate (tonne)	4,247	5,650	-25%
Zinc concentrate (tonne)	285	380	-25%

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,855	1,463	27%
Gold (in thousands of ounces)	1.0	0.7	43%
Lead (in thousands of pounds)	17,842	14,896	20%
Zinc (in thousands of pounds)	7,334	6,377	15%

Revenue
Silver (in thousands of $)	23,558	19,823	19%
Gold (in thousands of $)	1,082	692	56%
Lead (in thousands of $)	15,178	17,051	-11%
Zinc (in thousands of $)	5,152	7,412	-30%
Other (in thousands of $)	606	147	312%
	45,576	45,125	1%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.70	13.55	-6%
Gold ($ per ounce)	1,082	989	9%
Lead ($ per pound)	0.85	1.14	-25%
Zinc ($ per pound)	0.70	1.16	-40%

+ Non-IFRS measures , see section 10 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i) Mine and Milling Production

For the three months ended June 30, 2019 (“Q1 Fiscal 2020”), on a consolidated basis, the Company mined 257,392 tonnes of ore, an increase of 9% compared to 236,697 tonnes in the three months ended June 30, 2018 (“Q1 Fiscal 2019”). The increase in ore mined was mainly due to an increase of 13% or 19,854 tonnes of ore mined at the Ying Mining District. Correspondingly, ore milled also increased by 9% to 259,542 tonnes, compared to 237,740 tonnes in Q1 Fiscal 2019.

(ii) Metal Sales

In Q1 Fiscal 2020, the Company sold 1.9 million ounces of silver, 1,000 ounces of gold, 17.8 million pounds of lead, and 7.3 million pounds of zinc, up 27%, 43%, 20%, and 15%, respectively, compared to 1.5 million ounces of silver, 700 ounces of gold, 14.9 million pounds of lead, and 6.4 million pounds of zinc in Q1 Fiscal 2019.

As at June 30, 2019, the Company had inventories of 4,247 tonnes of silver-lead concentrate and 285 tonnes of zinc concentrate, compared to 3,248 tonnes of silver-lead concentrate and 368 tonnes of zinc concentrate as at March 31, 2019. (iii) Per Tonne Production Costs1 In Q1 Fiscal 2020, the consolidated total mining costs and cash mining costs were $77.40 and $55.45 per tonne, up 4% and 2% compared to $74.39 and $54.47 per tonne, respectively, in Q1 Fiscal 2019. The increase in cash mining costs was mainly due to i) an overall 3% increase in mining contractors’ rate when two-year term mining contracts renewed at the Ying Mining District in the current quarter, and ii) more ore mined using resuing mining method at the GC Mine.

The consolidated total milling costs and cash milling costs in Q1 Fiscal 2020 were $12.49 and $10.63 per tonne, down by 12% and 9% compared to $14.16 and $11.73 per tonne, respectively, in Q1 Fiscal 2019. The decrease in per tonne cash milling costs was mainly due to lower per tonne fixed costs allocation resulting from the increase of ore milled.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q1 Fiscal 2020 was $68.85, compared to $69.05 in the prior year quarter. The consolidated all-in sustaining production costs per tonne of ore processed was $120.16, up 7% compared to $112.67 in Q1 Fiscal 2019, and the increase was mainly due to an increase of $3.0 million sustaining capital expenditures.

(iv) Costs per Ounce of Silver, Net of By-Product Credits1

In Q1 Fiscal 2020, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $2.17, compared to negative $7.54, in the prior year quarter. The increase in cash cost per ounce of silver, net of by-product credits, was mainly due to a decrease of $5.42 per ounce of silver in by-product credits resulting from lower metal prices and more volume of silver sold.

In Q1 Fiscal 2020, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $5.69 compared to $0.41 in Q1 Fiscal 2019. The increase was mainly due to i) the increase of cash cost per ounce of silver, net of by-product credits as discussed above, and ii) a $3.0 million increase in sustaining capital expenditures.

In Q1 Fiscal 2020, on a consolidated basis, approximately 31,618 metres or $0.9 million worth of diamond drilling (Q1 Fiscal 2019 – 34,848 metres or $1.0 million) and 12,656 metres or $3.1 million worth of preparation tunnelling (Q1 Fiscal 2019 –10,782 metres or $3.2 million) were completed and expensed as mining preparation costs. In addition, approximately 21,392 metres or $7.4 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2019 – 17,466 metres or $6.5 million) were completed and capitalized.

____________________
1 Non-IFRS measure. Please refer to section 10 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b) Individual Mine Performance

(i) Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three months ended June 30, 2019 and 2018:

Ying Mining District	Three months ended June 30,
	2019	2018	Changes
Production Data
Mine Data
Ore Mined (tonne)	176,584	156,730	13%
Ore Milled (tonne)	177,681	155,929	14%

Head Grades
Silver (gram/tonne)	330	323	2%
Lead (%)	4.6	4.5	3%
Zinc (%)	0.9	1.1	-16%

Recovery Rates
Silver (%)	95.8	96.0	0%
Lead (%)	95.9	96.3	0%
Zinc (%)	58.3	54.5	7%

Cost Data
+ Mining cost per tonne of ore mined ($)	91.47	89.57	2%
Cash mining cost per tonne of ore mined ($)	63.05	63.49	-1%
Depreciation and amoritzation charges per tonne of ore mined ($)	28.42	26.08	9%

+ Unit shipping costs ($)	4.04	4.31	-6%

+ Milling costs per tonne of ore milled ($)	10.93	12.60	-13%
Cash milling cost per tonne of ore milled ($)	9.15	10.30	-11%
Depreciation and amoritzationation charges per tonne of ore milled ($)	1.78	2.30	-23%

+ Cash production cost per tonne of ore processed ($)	76.24	78.10	-2%
+ All-in sustaining cost per tonne of ore processed ($)	129.14	121.87	6%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(1.44)	(6.25)	-77%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	4.82	(0.28)	-1821%

Concentrate inventory
Lead concentrate (tonne)	4,208	5,250	-20%
Zinc concentrate (tonne)	200	200	0%

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,662	1,313	27%
Gold (in thousands of ounces)	1.0	0.7	43%
Lead (in thousands of pounds)	14,835	13,313	11%
Zinc (in thousands of pounds)	2,090	2,133	-2%

Revenue
Silver (in thousands of $)	21,730	18,350	18%
Gold (in thousands of $)	1,082	692	56%
Lead (in thousands of $)	12,693	15,275	-17%
Zinc (in thousands of $)	1,664	2,516	-34%
Other (in thousands of $)	605	134	351%
	37,774	36,967	2%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.07	13.98	-7%
Gold ($ per ounce)	1,082	989	9%
Lead ($ per pound)	0.86	1.15	-25%
Zinc ($ per pound)	0.80	1.18	-32%

+ Non-IFRS measures, see section 10 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LME, LMW, PCG, and HZG mines, and is the Company’s primary source of production.

In Q1 Fiscal 2020, the total ore mined at the Ying Mining District was 176,584 tonnes, up 13% compared to 156,730 tonnes mined in the prior year quarter. Ore milled was 177,681 tonnes, up 14% compared to 155,929 tonnes in Q1 Fiscal 2019.

Head grades were 330 grams per ton (“g/t”) for silver, 4.6% for lead, and 0.9% for zinc, compared to 323 g/t for silver, 4.5% for lead, and 1.1% for zinc in the prior year quarter. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist and manage daily operations and the higher grade justified more use of the resuing mining method.

In Q1 Fiscal 2020, the Ying Mining District sold approximately 1.7 million ounces of silver, 14.8 million pounds of lead, and 2.1 million pounds of zinc, compared to 1.3 million ounces of silver, 13.3 million pounds of lead, and 2.1 million pounds of zinc in the prior year quarter. As at June 30, 2019, Ying Mining District had inventories of 4,208 tonnes of silver-lead concentrate and 200 tonnes of zinc concentrate, compared to 3,150 tonnes of silver-lead concentrate and 250 tonnes of zinc concentrate as at March 31, 2019.

Total and cash mining costs per tonne at the Ying Mining District in Q1 Fiscal 2020 were $91.47 and $63.05 per tonne, respectively, compared to $89.57 and $63.49 per tonne in the prior year quarter. The decrease in the per tonne cash mining cost was mainly due to i) lower per tonne fixed costs allocation resulting from the increase in ore mined, offset by ii) an overall 3% increase in mining contractors’ rates when the two-year term mining contracts were renewed in the current quarter.

Total and cash milling costs per tonne at the Ying Mining District in Q1 Fiscal 2020 were $10.93 and $9.15, compared to $12.60 and $10.30 in Q1 Fiscal 2019. The decrease of per tonne milling costs was mainly due to lower per tonne fixed costs allocation resulting from the increase in ore milled.

Correspondingly, the cash production cost per tonne of ore processed in Q1 Fiscal 2020 at the Ying Mining District was $76.24, compared to $78.10 in the prior year quarter.

Cash cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2020 at the Ying Mining District, was negative $1.44 compared to negative $6.25 in the prior year quarter. The increase was mainly due to a decrease of $4.53 per ounce of silver in by-product credits resulting from the decrease in metal prices and more silver sold.

All-in sustaining cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2020 at the Ying Mining District was $4.82 compared to negative $0.28 in the prior year quarter. The increase was mainly due to higher cash cost per ounce of silver, net of by-product credits, as discussed above, and an increase of $2.5 million in sustaining capital expenditures.

In Q1 Fiscal 2020, approximately 23,648 metres or $0.6 million worth of diamond drilling (Q1 Fiscal 2019 – 26,849 metres or $0.6 million) and 6,395 metres or $1.7 million worth of preparation tunnelling (Q1 Fiscal 2019 – 5,541 metres or $1.6 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 20,895 metres or $7.1 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2019 – 16,928 metres or $6.0 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) GC Mine

The following table summarizes the operational information at the GC Mine for the three months ended June 30, 2019 and 2018:

GC Mine	Three months ended June 30
	2019	2018	Changes
Production Data
Mine Data
Ore Mined (tonne)	80,808	79,967	1%
Ore Milled (tonne)	81,861	81,811	0%

Head Grades
Silver (gram/tonne)	95	87	9%
Lead (%)	1.9	1.3	42%
Zinc (%)	3.4	2.9	16%

Recovery Rates
Silver (%) *	76.8	75.3	2%
Lead (%)	88.7	87.1	2%
Zinc (%)	85.7	84.8	1%

Cost Data
+ Mining cost per tonne of ore mined ($)	46.64	44.62	5%
Cash mining cost per tonne of ore mined ($)	38.83	36.78	6%
Depreciation and amoritzation charges per tonne of ore mined ($)	7.81	7.84	0%

+ Milling cost per tonne of ore milled ($)	15.88	17.14	-7%
Cash milling cost per tonne of ore milled ($)	13.85	14.46	-4%
Depreciation and amoritzation charges per tonne of ore milled ($)	2.03	2.68	-24%

+ Cash production cost per tonne of ore processed ($)	52.68	51.24	3%
+ All-in sustaining cost per tonne of ore processed ($)	67.33	61.91	9%

+ Cash cost per ounce of Silver, net of by-product credits ($)	(8.38)	(18.81)	-55%
+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(0.96)	(11.36)	-92%

Concentrate inventory
Lead concentrate (tonne)	39	400	-90%
Zinc concentrate (tonne)	85	180	-53%

Sales Data
Metal Sales
Silver (in thousands of ounces)	193	150	29%
Lead (in thousands of pounds)	3,007	1,583	90%
Zinc (in thousands of pounds)	5,244	4,244	24%

Revenue
Silver (in thousands of $)	1,828	1,473	24%
Lead (in thousands of $)	2,485	1,776	40%
Zinc (in thousands of $)	3,488	4,896	-29%
Other (in thousands of $)	1	13	-92%
	7,802	8,158	-4%
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce) **	9.47	9.82	-4%
Lead ($ per pound)	0.83	1.12	-26%
Zinc ($ per pound)	0.67	1.15	-42%

* Si lver recovery rate consists of 54.24% from lea d concentrates (Q1 Fiscal 2019 - 49.6%) and 22.58% from zinc concentrates (Q1 Fiscal 2019 - 25.7%).
** GC Si lver s ol d in zi nc concentrates is subjected to higher smelter and refining charges which l owers the net s ilver s ell ing price.
+ Non-IFRS measures, s ee section 10 for reconcilia tion

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q1 Fiscal 2020, the total ore mined at the GC Mine was 80,808 tonnes compared to 79,967 tonnes in the prior year quarter. Ore milled was 81,861 tonnes compared to 81,811 tonnes in the prior year quarter.

Average head grades of ore processed at the GC Mine were 95 g/t for silver, 1.9% for lead, and 3.4% for zinc, compared to 87 g/t for silver, 1.3% for lead, and 2.9% for zinc in the prior year quarter. Recovery rates of ore processed were 76.8% for silver, 88.7% for lead, and 85.7% for zinc, compared to 75.3% for silver, 87.1% for lead, and 84.8% for zinc in Q1 Fiscal 2019.

In Q1 Fiscal 2020, GC Mine sold approximately 193,000 ounces of silver, 3.0 million pounds of lead, and 5.2 million pounds of zinc, compared to 150,000 thousand ounces of silver, 1.6 million pounds of lead, and 4.2 million pounds of zinc in the prior year quarter.

Total and cash mining costs per tonne at the GC Mine in Q1 Fiscal 2020 were $46.64 and $38.83 per tonne, an increase of 5% and 6%, respectively, compared to $44.62 and $36.78 per tonne, respectively, in Q1 Fiscal 2019. The increase in the cash mining cost was mainly due to an increase of $2.63 per tonne in mining contractors’ cost resulting from more ore mined using re-suing mining method. Total and cash milling cost per tonne at the GC Mine in Q1 Fiscal 2020 were $15.88 and $13.85, a decrease of 7% and 4%, respectively, compared to $17.14 and $14.46, respectively, in Q1 Fiscal 2019. Correspondingly, the cash production cost per tonne of ore processed in Q1 Fiscal 2020 at the GC Mine was $52.68, an increase of 3% compared to $51.24 in the prior year quarter.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $8.38 compared to negative $18.81 in the prior year quarter. The increase was mainly due to a decrease of $13.61 per ounce of silver in by-product credits resulting from the decrease in metal prices and more silver sold.

All-in sustaining cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2020 at the GC Mine was negative $0.96 compared to negative $11.36 in the prior year quarter. The increase was mainly due to the increase in the cash cost per ounce of silver, net of by-product credits, as discussed above.

In Q1 Fiscal 2020, approximately 7,970 metres or $0.3 million worth of underground diamond drilling (Q1 Fiscal 2019 –7,999 metres or $0.4 million) and 6,261 metres or $1.4 million worth of tunnelling (Q1 Fiscal 2019 – 5,241 metres or $1.6 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 497 metres or $0.3 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2019 – 538 metres or $0.5 million) were completed and capitalized.

(iii) BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license. An updated National Instrument 43-101 Technical Report on the BYP Mine, with an effective date of April 30, 2019, was completed by RPM Global Asia Limited and filed by the Company on its SEDAR profile at www.sedar.com.

(iv) XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In April 2019, Henan Found, the Company’s 77.5% owned subsidiary, entered into a share transfer agreement (the “Agreement”) with an arm’s-length private Chinese company to dispose of the XHP Project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP Project, for $7.3 million (RMB ¥50 million), and forgave the amount of $1.1 million (RMB ¥7.5 million ) SX Gold owes to Henan Found. The transaction was completed and a gain of $1.5 million was recognized in Q1 Fiscal 2020. As of the date of this MD&A, Henan Found received partial payments of $6.0 million (RMB ¥41 million) for the sale.

4.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG). NUAG is a related party of the Company by way of two common directors and officers.

On May 22, 2019, the Company exercised its warrants to acquire 1,500,000 common shares of NUAG for a total cost of $2.3

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

million. Pan American Silver Corp. also exercised its warrants to acquire 8,000,000 common shares of NUAG on the same day. As a result of the exercise of these warrants, the Company’s ownership in NUAG was diluted from 29.8% to 28.9% and a dilution gain of $0.7 million was recorded along with the reclassification of gain of $21 from other comprehensive income to net income.

The Company also acquired additional 402,600 common shares of NUAG from the public market for a total cost of $0.7 million during the three months ended June 30, 2019.

As at June 30, 2019, the Company owned 41,248,900 common shares of NUAG (March 31, 2019 – 39,346,300 common shares), representing an ownership interest of 29.0% (March 31, 2019 – 29.6%).

The Company accounts for its investment in NUAG common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG. The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance April 1, 2018	39,280,900	$38,001	$50,266
Purchase from open market	65,400	107
Share of net loss		(330)
Share of other comprehensive income		398
Impairment recovery		1,899
Foreign exchange impact		(1,372)
Balance March 31, 2019	39,346,300	$38,703	$69,783
Purchase from open market	402,600	674
Exercise of warrants	1,500,000	2,349
Share of net loss		(281)
Share of other comprehensive loss		(357)
Dilution gain		723
Foreign exchange impact		895
Balance June 30, 2019	41,248,900	$42,706	$75,646

In July 2017, NUAG acquired a 100% interest in the Silver Sand Project, an early-stage exploration project in the Potosi Department of Bolivia. In January and February 2019, NUAG released drill results in two news releases of its 2018 drill program, a 55,010 metres exploration drilling program, at the Silver Sand Project. On April 26, 2019, NUAG announced the commencement of its 2019 drill program, consisting of approximately 55,000 metres of diamond drilling, at the Silver Sand Project.

As part of the Silver Sand Project’s expansion plan, in July 2018, NUAG entered into an acquisition agreement with private owners to acquire their 100% interest in certain mineral concessions located adjacent to the Silver Sand Project. On January 11, 2019, NUAG announced that through its wholly-owned subsidiary, Empresa Minera Alcira S.A. (“Alcira”), it had entered into a Mining Production Contract (the “MPC”) with Corporación Minera de Bolivia (“COMIBOL”) granting NUAG the right to carry out exploration, mining, and production activities in the areas adjoining the Silver Sand Project. The MPC remains subject to ratification by the Plurinational Legislative Assembly of Bolivia.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	First Quarter Fiscal 2020 Financial Results

(a) Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018
Sales	$45,576	$34,952	$42,351	$48,091
Gross Profit	20,456	16,344	19,303	22,700
Expenses and foreigh exchange	(5,996)	(6,550)	(3,649)	(6,080)
Impairment reversal		9,178	-	-
Dilution gain on investment in associate	723		-	-
Gain on disposal of mineral rights and properties	1,477		-	-
Other Items	153	445	333	220
Net income	17,301	19,417	10,853	11,077
Net income, attributable to the
shareholders of the Company	12,607	12,107	8,660	8,037
Basic earnings per share	0.07	0.07	0.05	0.05
Diluted earnings per share	0.07	0.07	0.05	0.05
Cash dividend declared	2,125	-	2,112	-
Cash dividend declared per share	0.01	-	0.01	-
	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017
Sales	$45,125	$38,449	$44,352	$47,541
Gross Profit	24,851	19,107	23,166	25,606
Expenses and foreigh exchange	(4,486)	(4,403)	(5,581)	(6,274)
Impairment reversal		4,714	-	-
Dilution gain on investment in associate		-	822
Gain on disposal of NSR		-	-	-
Other Items	311	628	1,962	533
Net Income	14,177	14,713	16,067	14,602
Net income, attributable to the
shareholders of the Company	10,921	12,194	12,718	11,145
Basic earnings per share	0.07	0.07	0.08	0.07
Diluted earnings per share	0.06	0.07	0.07	0.07
Cash dividend declared	2,095	-	1,683	-
Cash dividend declared per share (CAD)	0.01	-	0.01	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices.

(b) Financial Results – Q1 Fiscal 2020

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2020 was $12.6 million, or $0.07 per share, compared to $10.9 million, or $0.06 per share in Q1 Fiscal 2019.

In Q1 Fiscal 2020, the Company’s financial results were mainly impacted by the following: i) an increase of 27%, 20%, and 15% in amount of silver, lead, and zinc metals sold, respectively; offset by ii) a decrease of 6%, 25% and 40% in the net realized selling price for silver, lead and zinc.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Sales in Q1 Fiscal 2020 were $45.6 million, up 1% compared to $45.1 million in the prior year quarter. Silver, gold and base metal sales represented $23.6 million, $1.1 million, and $20.9 million, respectively, compared to silver, gold and base metals sales of $19.8 million, $0.7 million, and $24.6 million, respectively, in the prior year quarter. The increase of volume of metals sold resulted in an increase of approximately $8.9 million in revenue, while the decrease of net realized selling prices resulted in a decrease of approximately $8.4 million in revenue in the current quarter.

Fluctuation in sales revenue is mainly dependent on the volume of metal sold and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) price, less value added tax (“VAT”) and smelter charges. The metal prices, except the price for gold, quoted on SME, have included the VAT amount. Effective May 1, 2019, the rate of VAT on purchase and sales of goods applicable to the Company was lowered to 13% from 16%. The following table summarizes the consolidated weighted-average net realized selling prices and average prices quoted on SME and the London Metal Exchange (“LME”):

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Net realized selling prices	$12.70	$13.55	$1,082	$989	$0.85	$1.14	$0.70	$1.16
SME	$16.05	$17.66	$1,324	$1,312	$1.09	$1.38	$1.43	$1.71
LME	$14.88	$16.52	$1,327	$1,306	$0.85	$1.08	$1.23	$1.41

Cost of sales in Q1 Fiscal 2020 was $25.1 million compared to $20.3 million in Q1 Fiscal 2019. The cost of sales included $18.0 million cash production costs (Q1 Fiscal 2019 - $14.3 million), $1.3 million mineral resources tax (Q1 Fiscal 2019 - $1.2 million), and $5.9 million depreciation and amortization charges (Q1 Fiscal 2019 - $4.7 million). The increases in cash production costs and depreciation and amortization expensed were mainly due to more metals sold. The increase in mineral resources tax was associated with the increase in revenue.

Gross profit margin in Q1 Fiscal 2020 of 45%, compared to 55% in Q1 Fiscal 2019. Ying Mining District’s gross profit margin was 48% compared to 59% in the prior year quarter, while GC Mine’s gross profit margin was 31% compared to 39% in the prior year quarter. The decrease in gross margin was mainly due to the decrease of metal prices.

General and administrative expenses in Q1 Fiscal 2020 were $4.5 million, compared to $4.5 million in Q1 Fiscal 2019. Items included in general and administrative expenses in Q1 Fiscal 2020 were as follows:

(i)	Amortization expenses of $0.4 million (Q1 Fiscal 2019 - $0.3 million);

(ii)	Office and administrative expenses of $1.2 million (Q1 Fiscal 2019 - $1.5 million);

(iii)	Salaries and benefits of $2.3 million (Q1 Fiscal 2019 - $2.1 million);

(iv)	Stock based compensation expense of $0.3 million (Q1 Fiscal 2019 - $0.5 million); and

(v)	Professional fees of $0.4 million (Q1 Fiscal 2019 - $0.1 million).

Government fees and other taxes in Q1 Fiscal 2020 were $0.6 million (Q1 Fiscal 2019 - $0.8 million). Government fee includes environmental protection fee. Other taxes include surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange loss in Q1 Fiscal 2020 was $0.9 million compared to a gain of $0.8 million in Q1 Fiscal 2019. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Gain on disposal of mineral rights and properties in Q1 Fiscal 2020 was $1.5 million compared to $nil in Q1 Fiscal 2019. The gain recorded was related to the disposal of the XHP project in the current quarter.

Share of loss in an associate in Q1 Fiscal 2020 was $0.3 million (Q1 Fiscal 2019 – $0.3 million), representing the Company’s equity acquisition in NUAG.

Dilution gain in Q1 Fiscal 2020 was $0.7 million compared to $nil in Q1 Fiscal 2019. In the current quarter, the Company’s ownership in NUAG was diluted to 29.0% from 29.6%.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Finance income in Q1 Fiscal 2020 was $0.9 million compared to $0.8 million in Q1 Fiscal 2019. The Company invests in high yield short-term investments as well as long term corporate bonds.

Finance costs in Q1 Fiscal 2020 were $0.2 million compared to $0.1 million in Q1 Fiscal 2019. The finance costs in the current period related to the unwinding of discount of environmental rehabilitation provision, interest from bank loan, and lease obligation.

Income tax recovery in Q1 Fiscal 2020 was $0.5 million compared to an income tax expense of $6.5 million in Q1 Fiscal 2019. In Q1 Fiscal 2020, the Company recorded current income tax expenses of $1.8 million (Q1 Fiscal 2019 – $5.9 million), and a deferred income tax recovery of $2.2 million (Q1 Fiscal 2019 – expense of $0.5 million). The deferred income tax recovery was mainly related to the tax benefit recognized arising from the disposal of the XHP Project.

6.	Liquidity and Capital Resources

As at	June 30, 2019	March 31, 2019	Changes
Cash and cash equivalents	$49,323	$67,441	$(18,118)
Short-term investment	71,712	47,836	23,876
	$121,035	$115,277	$5,758

Working capital	$110,780	$96,988	$13,792

For the period	Three months ended June 30,
	2019	2018	Changes
Cash flow
Cash provided by operating activities	$19,881	$21,148	$(1,267)
Cash provided (used) in investing activities	(31,320)	6,339	(37,659)
Cash used in financing activities	(6,375)	(395)	(5,980)
Increase (decrease)in cash and cash equivalents	(17,814)	27,092	(44,906)
Effect of exchange rate changes on cash and cash equivalents	(304)	(3,422)	3,118
Cash and cash equivalents, beginnning of the priod	67,441	49,199	18,242
Cash and cash equivalents, end of the priod	$49,323	$72,869	$(23,546)

Cash and cash equivalents and short-term investments as at June 30, 2019 were $121.0 million, an increase of $5.7 million or 5%, compared to $115.3 million cash and cash equivalents and short-term investments as at March 31, 2019.

Working capital as at June 30, 2019 was $110.8 million, an increase of $13.8 million or 14%, compared to $96.9 million working capital as at March 31, 2019.

Cash flows provided by operating activities in Q1 Fiscal 2020 were $19.9 million, a decrease of $1.2 million, compared to $21.1 million in Q1 Fiscal 2019, and is due to:

  $19.8 million in operating cash flow from operating activities before movements in non-cash working capital, a decrease of $3.7 million, compared to $23.5 million in Q1 Fiscal 2019; and

  $0.2 million from changes in non-cash working capital, compared to $2.4 million used due to the changes in non-cash working capital in Q1 Fiscal 2019.

Cash flows used in investing activities in Q1 Fiscal 2020 were $31.3 million, compared to $6.3 million cash generated by investing activities in Q1 Fiscal 2019, and is due to:

  $6.8 million payment for capital mineral exploration and development expenditures (Q1 Fiscal 2019 - $5.7 million);

  $2.1 million payment for acquisition of plant and equipment (Q1 Fiscal 2019 - $1.2 million);

  $3.0 million payment for additional investment in NUAG (Q1 Fiscal 2019 - $nil);

  $24.1 million payment for net purchase of short-term investments (Q1 Fiscal 2019 - $13.3 million proceeds from net

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  redemption of short-term investments); and offset by

  $4.7 million cash received from the disposal of XHP project (Q1 Fiscal 2019 - $nil).

Cash flows used in financing activities in Q1 Fiscal 2020 were $6.4 million, compared to $0.4 million in Q1 Fiscal 2019, and is due to:

  $4.4 million repayment of a bank loan (Q1 Fiscal 2019 - $4.5 million cash received from a bank loan);

  $2.1 million cash dividend payment to equity shareholders (Q1 Fiscal 2019 - $2.1 million);

  $nil cash distribution to non-controlling interest partners (Q1 Fiscal 2019 - $3.3 million), and offset by

  $0.2 million cash received arising from exercise of options (Q1 Fiscal 2019 - $0.5 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing debt or retiring debt. The Company prepares annual budget to facilitate the management of its capital requirements. However, the Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the cost of compliance with continuing reporting requirements.

The Company is not subject to any externally imposed capital requirements.

7.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at June 30, 2019 and March 31, 2019 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,323	$-	$-	$49,323
Short-term investments - money market instruments	48,223	-	-	48,223
Investments in publicly traded companies	10,720	-	-	10,720

	Fair value as at March 31, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,441	$-	$-	$67,441
Short-term investments - money market instruments	22,850	-	-	22,850
Investments in publicly traded companies	9,253	-	-	9,253

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at June 30, 2019 and March 31, 2019 due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three months ended June 30, 2019 and 2018.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short-term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2019				March 31, 2019
	Within a year	2-5 years	Over 5 years	Total	Total
Bank loan	$-	$-	$-	$-	$4,475
Accounts payable and accrued liabilities	27,293	-	-	27,293	29,856
Lease obligation	603	1,855	193	2,651
	$27,896	$1,855	$193	$29,944	$34,331

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follows:

	June 30, 2019	March 31, 2019
Financial assets denominated in U.S. Dollars	$48,611	$45,912

As at June 30, 2019, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $4.9 million.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, and bank loan payable. As at June 30, 2019, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short-term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has no trade receivables from customers as at June 30, 2019. There were no amounts in other receivables which were past due on June 30, 2019 (at March 31, 2019 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at June 30, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $1.1 million.

8.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

9.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the condensed consolidated interim financial statements are as follows:

Due from related parties	June 30, 2019	March 31, 2019
NUAG (a)	$68	$33
Henan Non-ferrous (b)	2,954	2,989
	$3,022	$3,022

(a)

The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement between the Company and NUAG. During the three months ended June 30, 2019, the Company recovered $68 (three months ended June 30, 2018 - $82) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	During the year ended March 31, 2019, Henan Found advanced a loan of $2,989 (RMB¥20.0 million) to Henan Non- ferrous. The loan has a term of six months and bears an interest rate of 4.35% per annum.

The balances with related parties are unsecured.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the three months ended June 30, 2019 and 2018 were as follows:

	Three Month ended June 30,
	2019	2018
Salaries and bonuses	$382	$419

10.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but are non-IFRS measures that do not have standardized meaning prescribed by IFRS and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the tables in this section provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2019 and 2018: (a) Costs per Ounce of Silver Cash cost and all-in sustaining cost (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gain from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simply way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and undated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information of the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table provides a reconciliation of cash cost and AISC per ounce of silver, net of by-product credits.

		Three months ended June 30, 2019						Three months ended June 30, 2018
(Expressed in thousands of U.S. dollars, except ounce		Ying Mining						Ying Mining
and per ounce amount)		District	GC		Other	Corporate	Consolidated	District		GC		Other	Corporate	Consolidated
Cost of sales		$19,713	$5,407		$-	$-	$25,120	$15,336		$4,938		$-	$-	$20,274
Less: Mineral resources tax		(1,017)	(234)		-	-	(1,251)	(1,004)		(245)		-	-	(1,249)
Depreciation and amortization		(5,052)	(817)		-	-	(5,869)	(3,918)		(830)		-	-	(4,748)
Total cash production cost expensed into cost of sales	A	13,644	4,356		-	-	18,000	10,414		3,863		-	-	14,277
By-product sales
Gold		(1,082)	-		-	-	(1,082)	(692)		-		-	-	(692)
Lead		(12,693)	(2,485)		-	-	(15,178)	(15,275)		(1,776)		-	-	(17,051)
Zinc		(1,664)	(3,488)		-	-	(5,152)	(2,516)		(4,896)		-	-	(7,412)
Other		(605)	(1)		-	-	(606)	(134)		(13)		-	-	(147)
Total by-product sales	B	(16,044)	(5,974)		-	-	(22,018)	(18,617)		(6,685)				(25,302)
Total cash cost, net of by-product credits	C=A-B	(2,400)	(1,618)		-	-	(4,018)	(8,203)		(2,822)		-	-	(11,025)
Add: Mineral resources tax		1,017	234		-	-	1,251	1,004		245		-	-	1,249
General & administrative		1,461	484		184	2,419	4,548	1,276		522		333	2,341	4,472
Amortization included in general & administrative		(111)	(80)		(76)	(84)	(351)	(102)		(81)		(82)	(40)	(305)
Government fees and other taxes		486	92		1	15	594	615		157		10	20	802
Reclamation accretion		93	6		8	-	107	104		8		12	-	124
Lease payment		-	-		-	101	101	-		-		-	-	-
Sustaining capital expenditures		7,471	697		-	151	8,319	4,932		267		-	78	5,277
All-in sustaining cost, net of by-product credits	F	8,017	(185)		117	2,602	10,551	(374)		(1,704)		273	2,399	594
Add: Non-sustaining capital expenditures		479	142		-	-	621	1,431		-		240	-
All-in cost, net of by-product credits	G	8,496	(43)		117	2,602	11,172	1,057		(1,704)		513	2,399	594
Silver ounces sold ('000s)	H	1,662	193		-	-	1,855	1,313		150		-	-	1,463
Cash cost per ounce of silver, net of by-product credits	(A+B)/H	$(1.44)	$(8.38)		$-	$-	$(2.17)	$(6.25)		$(18.81)		$-	$-	$(7.54)
All-in sustaining cost per ounce of silver, net of by- product credits	F/H	$4.82	$(0.96)		$-	$-	$5.69	$(0.28)		$(11.36)		$-	$-	$0.41
All-in cost per ounce of silver, net of by-product credits	G/H	$5.11	$(0.22)		$-	$-	$6.02	$0.81		$(11.36)		$-	$-	$0.41

By-product credits per ounce of silver
Gold		(0.65)	-		-	-	(0.58)	(0.53)		-		-	-	(0.47)
Lead		(7.64)	(12.88)		-	-	(8.18)	(11.63)		(11.84)		-	-	(11.65)
Zinc		(1.00)	(18.07)		-	-	(2.78)	(1.92)		(32.64)		-	-	(5.07)
Other		(0.36)	(0.01)		-	-	(0.33)	(0.10)		(0.09)		-	-	(0.10)
Total by-product credits per ounce of silver		$(9.65)	$(30.96	) $	-	$-	$(11.87)	$(14.18	) $	(44.57	) $	-	$-	$(17.29)

(b) Costs per Tonne of Ore Processed

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cost per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Cost per tonne of ore processed is the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

All-in sustaining production cost per tonne is an extension of the cash production cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production cost per tonne is based on the Company’s cash production cost, and further includes corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, lease liability payments, and

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of production cost and all-in sustaining production cost per tonne of ore processed.

		Three months ended June 30, 2019					Three months ended June 30, 2018
(Expressed in thousands of U.S. dollars, except ounce and		Ying Mining					Ying Mining
per ounce amount)		District	GC	Other	Corporate	Total	District	GC	Other	Corporate	Total
Cost of sales		$19,713	$5,407	$-	$-	$25,120	$15,336	$4,938	$-	$-	$20,274
Less: mineral resources tax		(1,017)	(234)	-	-	(1,251)	(1,004)	(245)	-	-	(1,249)
Less: stockpile and concentrate inventory - Beginning		(5,947)	(213)	(834)	-	(6,994)	(5,353)	(340)	(891)	-	(6,584)
Add: stockpile and concentrate inventory - Ending		5,979	104	816	-	6,899	7,761	619	846	-	9,226
Adjustment for foreign exchange movement		78	5	18	-	101	(67)	(2)	45	-	(24)
Total production cost		$18,806	$5,069	$-	$-	$23,875	$16,673	$4,970	$-		$21,643
Depreciation and amortization charged to mining costs	A	5,019	631	-	-	5,650	4,087	627	-	-	4,714
Depreciation and amortization charged to milling costs	B	316	166	-	-	482	358	219	-	-	577
Total non-cash production cost		$5,335	$797	$-	$-	$6,132	$4,445	$846	$-		$5,291
Cash mining cost	C	11,134	3,138	-	-	14,272	9,951	2,941	-	-	12,892
Shipping cost	D	712	-	-	-	712	671	-	-	-	671
Cash milling cost	E	1,625	1,134	-	-	2,759	1,606	1,183	-	-	2,789
Total cash production cost		$13,471	$4,272	$-	$-	$17,743	$12,228	$4,124	$-	$-	$16,352
General & administrative		1,461	484	184	2,419	4,548	1,276	522	333	2,341	4,472
Amortization included in general & administrative		(111)	(80)	(76)	(84)	(351)	(102)	(81)	(82)	(40)	(305)
Government fees and other taxes		486	92	1	15	594	615	157	10	20	802
Reclamation accretion		93	6	8	-	107	104	8	12	-	124
Lease payment		-	-	-	101	101	-	-	-	-	-
Sustaining capital expenditures		7,471	697	-	151	8,319	4,932	267	-	78	5,277
All-in sustaining production cost	F	$22,871	$5,471	$117	$2,602	$31,061	$19,053	$4,997	$273	$2,399	$26,722
Non-sustaining capital expenditures		479	142	-	-	621	1,431	-	240	-	$1,671
All in production cost	G	$23,350	$5,613	$117	$2,602	$31,682	$20,484	$4,997	$513	$2,399	$28,393
Ore mined ('000s)	H	176.584	80.808	-	-	257.392	156.730	79.967	-		236.697
Ore shipped ('000s)	I	176.379	80.808	-	-	257.187	155.530	79.967	-		235.497
Ore milled ('000s)	J	177.681	81.861	-	-	259.542	155.929	81.811	-		237.740
Per tonne Production cost
Non-cash mining cost ($/tonne)	K=A/H	28.42	7.81	-	-	21.95	26.08	7.84	-	-	19.92
Non-cash milling cost ($/tonne)	L=B/J	1.78	2.03	-	-	1.86	2.30	2.68	-	-	2.43
Non-cash production cost ($/tonne)	M=K+L	$30.20	$9.84	$-	$-	$23.81	$28.38	$10.52	$-	$-	$22.35
Cash mining cost ($/tonne)	N=C/H	63.05	38.83	-	-	55.45	63.49	36.78	-	-	54.47
Shipping costs ($/tonne)	O=D/I	4.04	-	-	-	2.77	4.31	-	-	-	2.85
Cash milling costs ($/tonne)	P=E/J	9.15	13.85	-	-	10.63	10.30	14.46	-	-	11.73
Cash production costs ($/tonne)	Q=N+O+P	$76.24	$52.68	$-	$-	$68.85	$78.10	$51.24	$-	$-	$69.05
All-in sustaining production costs ($/tonne)	P=(F-C-D-E)/J+Q	$129.14	$67.33	$-	$-	$120.16	$121.87	$61.91	$-	$-	$112.67
All in costs ($/tonne)	S=P+(G-F)/J	$131.84	$69.06	$-	$-	$122.56	$131.05	$61.91	$-	$-	$119.70

11.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2019, as well as the audited consolidated financial statements for the year ended March 31, 2019.

12.	New Accounting Standards

(a) Adoption of new accounting standards

The accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended March 31, 2019, except the following:

IFRS 16 – Lease

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace IAS 17 - Leases (“IAS 17”) and Determining whether an arrangement contains a lease (“IFRIC 4”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for such contracts, introducing a single on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting, apart from a specific exception in respect of sublease, remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company applied IFRS 16 on April 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term lease.

Policy applicable from April 1, 2019

Lease Definition

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. A lessee has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purposes the asset is used.

Measurement of Right of Use (“ROU”) Assets and Lease Obligations

At the commencement of a lease, the Company, if acting in capacity as a lessee, recognizes an ROU asset and a lease obligation. The ROU asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.

The ROU asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s plant and equipment. The ROU asset is periodically adjusted for certain remeasurements of the lease obligation, and reduced by impairment losses, if any. If an ROU asset is subsequently leased to a third party (a “sublease”) and the sublease is classified as a finance lease, the carrying value of the ROU asset to the extent of the sublease is derecognized. Any difference between the ROU asset and the lease receivable arsing from the sublease is recognized as profit or loss.

The lease obligation is initially measured at the present value of the lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset.

Measurement of Lease Receivable

At the commencement of a lease, the Company, if acting in capacity as a lessor, will classify the lease as finance lease and recognize a lease receivable at an amount equal to the net investment in the lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset or if the lease is a sublease, by reference to the ROU asset arising from the original lease (the “head lease”). A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership of an underlying asset or the lease is a short-term lease. Cash received from an operating lease is included in other income in the Company’s consolidated statement of income on a straight-line basis over the period the lease.

The lease receivable is initially measured at the present value of the lease payments remaining at the lease commencement date, discounting the interest rate implicated in the lease or the Company’s incremental borrowing rate if the lease is a sublease. The lease receivable is subsequently measured at amortized cost using the effective interest rate method, and reduced by the amount received and impairment losses, if any.

Recognition Exemptions

The Company has elected not to recognize the ROU asset and lease obligations for short-term leases that have a lease term of 12 months or less or for lease of low-value assets. Payments associated with these leases are recognized as general and administrative expense on a straight-line basis over the lease term in the Company’s consolidated statement of income. Adjustments upon Adoption Upon adoption of IFRS 16 on April 1, 2019, the Company recognized lease receivable, ROU asset, and lease obligation of $447, $360, and $1,463, respectively, related to the Company’s office lease agreement and sublease agreements. The Company also recognized cumulative adjustments to retained earnings and accumulated other comprehensive income of $(823) and $167, respectively.

(b) Accounting standards not yet effective

The Company has elected to not adopt any amendments, standards or interpretations that have been issued by the IASB but are not yet effective.

13.	Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s website www.silvercorp.ca;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2019.

14.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,012,652 common shares with a recorded value of $231.6 million

Shares subject to escrow or pooling agreements - $nil

(b) Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
1,251,260	$1.43	6/2/2020
141,056	$1.76	10/14/2019
672,500	$2.60	11/16/2021
1,022,500	$3.23	3/12/2021
1,000,000	$3.36	10/2/2020
1,120,000	$3.40	8/24/2021
830,000	$3.63	1/18/2020
143,000	$4.34	9/18/2019
30,000	$5.58	2/24/2020
6,210,316

15.	Risks, Uncertainties, and Contingencies

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2019. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  Metal Price Risk

The Company’s sale prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the project. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

While the Company has investigated title to all of its mineral claims and, to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral property or mining concession may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse effect on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries including China is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a material adverse effect on some or all of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii) force majeure or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

16.	Disclosure Controls and Procedures

(a) Management’s report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of June 30, 2019 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements. However, no matter how well it’s designed, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

17.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Dr. Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Yong-Jae Kim, General Counsel & Corporate Secretary

David Kong, Director	Lon Shaver, Vice President

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resource of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine ; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour cost;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2019
(Expressed in thousands of U.S. dollars, unless otherwise stated)

“Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 26